Exhibit 99.18
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Dividend Reinvestment

26 September 2019

As part of its dual listed company structure, Rio Tinto notifies dealing in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs, to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Vested Share Account (VSA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) held in a VSA are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc or Rio Tinto Limited shares in the market.

On 24 September 2019 the following PDMRs/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Barrios, Alfredo	1,172.475110	42.570900

On 25 September 2019 the following PDMRs/KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Salisbury, Christopher	308.006910	92.480000
Rio Tinto Limited shares	Soirat, Arnaud	1,041.185550	92.480000
Rio Tinto Limited shares	Trott, Simon	19.497510	92.480000

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 24 September 2019 the following PDMRs/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	7	42.570900
Rio Tinto plc shares	Jacques, Jean-Sébastien	83	42.570900
Rio Tinto plc shares	Soirat, Arnaud	11	42.570900
Rio Tinto plc shares	Stausholm, Jakob	1	42.570900

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 24 September 2019 the following PDMRs/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	13.436100	42.570900
Rio Tinto plc shares	Barrios, Alfredo	27.265500	42.570900
Rio Tinto plc shares	Jacques, Jean-Sébastien	21.754200	42.570900
Rio Tinto plc shares	Soirat, Arnaud	0.104200	42.570900
Rio Tinto plc shares	Stausholm, Jakob	0.313300	42.570900
Rio Tinto plc shares	Trott, Simon	5.979200	42.570900

On 25 September 2019 the following PDMRs/KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Trott, Simon	34.996600	92.480000

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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